                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 8)



                          HERITAGE MEDIA CORPORATION
                        ------------------------------
                               (Name of Issuer)



                             Class A Common Stock
                 --------------------------------------------
                        (Title of Class of Securities)



                                   427241203
                   ----------------------------------------
                                (CUSIP Number)



                            Patricia A. Maher, Esq.
                             Goldman, Sachs & Co.
                                85 Broad Street
                           New York, New York 10004
                                (212) 902-0940
                 --------------------------------------------
           (Name, address and telephone number of person authorized
                    to receive notices and communications)


                               February 7, 1994
      -------------------------------------------------------------------
            (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: _____

Check the following box if a fee is being paid with this statement: ____

                               page 1 of 7 pages

- -------------------------
CUSIP NO.
427241203
- ----------------
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or  I.R.S. Identification No. of  Above Person

     The Goldman Sachs Group, L.P.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a) _____
                                 (b) _____
- --------------------------------------------------------------------------------
3.   SEC Use Only


- --------------------------------------------------------------------------------
4.   Source of Funds

               00
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

                                                               [_]
- --------------------------------------------------------------------------------
6.   Citizenship or place of Organization

               Delaware
- --------------------------------------------------------------------------------
Number of             7  Sole Voting Power
Shares
Beneficially                 550,375
Owned By              -------------------------------
Each                  8  Shared Voting Power
Reporting
Person With                  456,168
                      -------------------------------
                      9  Sole Dispositive Power

                             550,375
                      -------------------------------
                      10  Shared Dispositive Power

                             456,168
                      -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          1,006,543
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        [_]
- --------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          7.9%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

                  HC-PN
- --------------------------------------------------------------------------------

                               page 2 of 7 pages

- -------------------------
CUSIP NO.
427241203
- ----------------------
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Goldman, Sachs & Co.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a) _____
                                 (b) _____
- --------------------------------------------------------------------------------
3.   SEC Use Only


- --------------------------------------------------------------------------------
4.   Source of Funds

                       WC-00
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                          [X]
- --------------------------------------------------------------------------------
6.   Citizenship or place of Organization

       New York
- --------------------------------------------------------------------------------
Number of        7  Sole Voting Power
Shares
Beneficially           -0-
Owned By         ----------------------------
Each             8  Shared Voting Power
Reporting
Person With            456,168
                 ----------------------------
                 9  Sole Dispositive Power

                       -0-
                 ----------------------------
                 10  Shared Dispositive Power

                       456,168
                 ----------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     456,168
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                      [_]
- --------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

       3.7%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

       BD-PN
- --------------------------------------------------------------------------------

                               page 3 of 7 pages

Item  5.   Interest in Securities of the Issuer.
           -------------------------------------


(a) The Goldman Sachs Group, L.P. and Goldman, Sachs & Co. may be deemed to have decreased their beneficial ownership of Class A Common Stock, to 1,006,543 shares (7.9%) and 456,168 shares (3.7%) respectively, as a result of the shares sold on behalf of certain Managed Accounts.


(b)  Not applicable.


(c)  The following transactions occurred since the prior Schedule 13D was filed:

Date               Shares Purchased  Shares Sold  Price
- -----------------  ----------------  -----------  ------

        1/17/94                          5,000    20.500
        1/19/94           500                     20.875
        1/20/94                          9,300    20.883
        1/24/94                         10,000    21.000
        1/26/94                          5,000    21.888
        1/26/94                          7,800    21.378
        1/26/94                         10,300    22.000
        1/26/94                          2,800    21.500
        1/26/94                          1,200    21.375
        1/26/94                         10,000    21.250
        1/27/94                         16,000    21.250
        1/28/94         3,100                     21.500
        1/28/94                         36,000    21.500
        1/28/94                          3,000    21.250
        1/31/94                          2,000    21.000
        2/01/94                            100    20.875
        2/01/94                          1,900    20.000
        2/01/94         4,000                     19.625
        2/01/94                          2,000    20.500
        2/01/94                          2,000    20.625
        2/01/94                         45,800    20.128
        2/02/94                         25,600    19.934
        2/03/94                         18,700    19.553
        2/04/94                          2,000    19.250
        2/07/94                         10,300    18.316
        2/07/94                         10,000    18.625
        2/07/94         6,000                     17.750
        2/07/94           400                     17.875
        2/07/94           200                     18.000
        2/07/94         2,000                     18.125
        2/07/94           200                     18.375
        2/07/94           500                     18.500


                               page 4 of 7 pages

            The total consideration (exclusive of commissions) for shares purchased was $322,012.50


(d)    Not applicable.

(e)    Not applicable.







                               page 5 of 7 pages

                                   SIGNATURE
                                   ---------



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                             GOLDMAN, SACHS & CO.



                             By:    /s/ Richard A. Friedman
                                 __________________________________
                                 Name:  Richard A. Friedman
                                 Title: General Partner



Dated:   February 10, 1994

                               page 6 of 7 pages